Application for Registration of Security-based Swap Dealers and Major Security- based Swap Participants that are Registered or Registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

Supplemental Submission – 10/28/2021

Page	Form	Section	Item
2	Schedule B of Form SBSE-A	II	13A
3	Schedule B of Form SBSE-A	II	13B
7	Schedule B of Form SBSE-A	II	13B
8	Schedule B of Form SBSE-A	II	13B
9	Schedule B of Form SBSE-A	II	Registration With Foreign Financial Regulatory Authorities

SOCIETE GENERALE

Schedule B of FORM SBSE-A				
Section II - Item 13A		*Record Maintenance Arrangements*		
Organization Name	**UIC**	**Business Address**	**Effective Date**	**Briefly describe the nature of the arrangement with respect to books or records**
Microsoft Ireland Operations Limited	549300WCLFVEBTBNRF76	One Microsoft Place, South County Business Park, Leopardstown Dublin, Ireland 18 D18 P521	01/03/2021	Microsoft Azure is used in Europe and Asia as an e-communications repository.
I.P.C. Systems, Inc.	549300TGOKQLVVAO4O85	Harborside Financial Ctr 3 2nd St Plz 10 Fl 15, Jersey City, NJ, 07311	08/05/2020	I.P.C. Systems Inc. is used for audio recording storage in the United States.
Iron Mountain Inc.	SQL3F6CKNNBM3SQGHX24	1 Federal Street, Boston, MA, 02110	03/01/2020	Iron Mountain Inc. is used in and outside the United States for hard copy storage.
Services Capital LLC (Ubistor)	n/a	1111 Plaza Drive, Schaumberg, IL, 60173	10/01/2019	Services Capital LLC (Ubistor) is used for electronic records back-up storage in the United States.
Global Relay Communications Inc.	549300HJFLJ92KTC1M15	220 Cambie Street, 2nd Floor, Vancouver, B.C., Canada V6B 2M9	3/27/2013	Global Relay Communications Inc. is used in and outside the United States as an e-communication repository.
R4 Services LLC	n/a	1301 W. 35th Street, Chicago, IL, 60609	2/21/2006	R4 Services LLC is used for hard copy storage in the United States.
Vanguard Archives, Inc.	n/a	3900 S. Michigan Ave., Chicago IL, 60653	11/24/2004	Vanguard Archives Inc. is used for hard copy storage in the United States.

Schedule B of FORM SBSE-A				
Section II - Item 13B		*Business Arrangements: List of Brokers/Execution platforms or venues including swap execution facilities used by SG SA*		
Organization Name	**UIC**	**Business Address**	**Effective Date (MM DD YYYY)**	**Brief description of the nature of the execution, trading, custody, clearing or settlement arrangement**
AHORRO CORPORACION FINANCIERA S.V S.A.	95980020140005375141	Calle Ruiz de Alarcón 7 Madrid Spain 28014	5/25/2011	SG SA utilises this entity for execution- related services.
ARIAN FINANCIAL LLP	21380097QNN7QGLDSR92	12 Appold Street London United Kingdom EC2A 2AW	03/11/2011	SG SA utilises this entity for execution related-services.
BAY CREST PARTNERS LLC	549300CTRRO8C3BU3H64	40 Wall Street, The Trump Building, 42nd Floor New York USA 10005	6/16/2014	SG SA utilises this entity for execution related-services.
BGC BROKERS L.P.	ZWNFQ48RUL8VJZ2AIC12	5 Churchill Place London United Kingdom E14 5HU	01/10/2014	SG SA utilises this entity for execution related-services.
BGC DERIVATIVE MARKETS, L.P.	549300RKB6B4M8CD2W04	110 E 59th St, New York, NY 10022-1304	12/29/2016	SG SA utilises this entity for execution related-services.
BGC FINANCIAL LP	549300NP4MIDUNET0550	Seaport Plaza, 100 Water Street, 19th floor New York USA 10038	12/01/2009	SG SA utilises this entity for execution related-services.
BGC INTERNATIONAL	549300B6Q534WULQZF41	One Churchill Place, Canary Wharf London United Kingdom E14 5RD	01/05/1989	SG SA utilises this entity for execution related-services.
BLOOMBERG SEF LLC	5493003IUYOH354SNS58	731 Lexington Avenue New York USA 10022	10/25/2013	SG SA utilises this entity for execution related-services.
BLOOMBERG TRADING FACILITY B.V.	254900QBKK4WBSO3GE51	Gebouw Byzantium, Stadhouderskade 14G, 1054 ES Amsterdam	12/04/2010	SG SA utilises this entity for execution related-services.

SOCIETE GENERALE

BLOOMBERG TRADING FACILITY LIMITED	549300ROEJDDAXM6LU05	3 Queen Victoria Street London United Kingdom EC4N 4TQ	12/04/2010	SG SA utilizes this entity for execution related services.
BROKERTEC AMERICAS LLC	213800U91OWU6L9YIT33	300 Vesey Street, 2nd Floor, New York, NY 10282	6/16/2016	SG SA utilizes this entity for execution related services.
CREDITEX LLC	549300MTPNQ2UHMICT12	875 Third Ave, 29th FLOOR New York NY, USA 10022	03/07/2011	SG SA utilizes this entity for execution related services.
CREDITEX SECURITIES CORPORATION AC BROKER (CSCA)	549300OUQA5TQ2JW3I71	55 E 52nd St, New York, NY 10055-0005	11/16/2012	SG SA utilizes this entity for execution related services.
FGC SECURITIES LLC	549300QLWOQ3E4L0F403	11 Broadway, Suite 615 New York USA 10004	02/01/2015	SG SA utilizes this entity for execution related services.
FORTE SECURITIES LIMITED	213800TE1VETDDTPKN12	30 Great Pulteney Street London United Kingdom W1F 9NN	01/06/2014	SG SA utilizes this entity for execution related services.
GFI (HK) SECURITIES LLC	549300WQXPFT04455X50	55 Water Street, 10th Floor New York USA 10041	05/22/2015	SG SA utilizes this entity for execution related services.
GFI BROKERS LTD	5493007S6O0HR48ATX36	Broadgate West 1 Snowden Street London United Kingdom EC2A 2DQ	03/18/2013	SG SA utilizes this entity for execution related services.
GFI SECURITIES LTD	GUNTJCA81C7IHNBGI392	1 Snowden Street London United Kingdom EC2A 2DQ	12/21/2012	SG SA utilizes this entity for execution related services.
GFI SWAPS EXCHANGE LLC	549300U3YSKW7QY13Y70	55 Water Street, New York, NY 10041	11/14/2014	SG SA utilizes this entity for execution related services.
ICAP CORPORATES LLC	78E0W5ARMBFSS8K1Y274	Harborside Financial Center, 1100 Plaza Five, 12th Floor Jersey City USA NJ 07311-4003	01/13/2015	SG SA utilizes this entity for execution related services.
KEPLER CHEUVREUX	9695005EOZG9X8IRJD84	116 Avenue Kleber Paris France 75016	08/01/2019	SG SA utilizes this entity for execution related services.
KEPLER CHEUVREUX (SUISSE) SA	549300WZUJONCM3K3B32	Route de crassier 11 Genève Switzerland CH-1262 Eysins	10/25/2006	SG SA utilizes this entity for execution related services.

KYTE BROKING LIMITED - WEMATCH LIVE		55 Baker Street London United Kingdom W1U 8EW	12/04/2020	SG SA utilizes this entity for execution related services.
KYTE BROKING LIMITED	1ZU7M6R6N6PXYJ6V0C83	55 Baker Street London United Kingdom W1U 8EW	03/01/2014	SG SA utilizes this entity for execution related services.
LOUIS CAPITAL MARKETS UK LLP	213800KL2QZT2GQMQQ34	4, 130 Wood Street London United Kingdom EC2V 6DL	12/21/2012	SG SA utilizes this entity for execution related services.
MARIANA UFP LLP	213800YRA1J9QFBMU217	100 Cannon Street London United Kingdom EC4N 6EU	4/15/2013	SG SA utilizes this entity for execution related services.
MINT PARTNERS LIMITED A DIVISION OF BGC BROKERS LP		80 Canon Street London, 8th Floor London United Kingdom EC4N 6HL	12/21/2012	SG SA utilizes this entity for execution related services.
OTCEX LLC	549300SFF7YEJGFVDC94	608 5th Avenue, Suite 602 New York USA 10020	09/25/2012	SG SA utilizes this entity for execution related services.
OTCEX SA	969500UN3VAQBT5IME82	608 5th Avenue, Suite 602 New York USA 10020	09/25/2012	SG SA utilizes this entity for execution related services.
OTCX TRADING LIMITED		49 Queen Victoria Street London United Kingdom EC4N 4SA	08/12/2016	SG SA utilizes this entity for execution related services.
SQUARE GLOBAL LIMITED	213800MR2O27473V4D51	175 Piccadily London United Kingdom W1J 9EN	7/27/2015	SG SA utilizes this entity for execution related services.
SUNRISE BROKERS LLP	549300HFHGOLW672FG74	20 Triton Street, 6th Floor London United Kingdom NW1 3BF	06/01/2014	SG SA utilizes this entity for execution related services.
TFS DERIVATIVES LLC	NQYP83DP6ON3POK1RQ25	15 St Botolph Street London United Kingdom EC3A 7QX	01/01/2013	SG SA utilizes this entity for execution related services.
TP ICAP GROUP SERVICES LTD	549300IVVSB5MBTQRT37	135 Bishopsgate London United Kingdom EC2M 3TP	09/02/1991	SG SA utilizes this entity for execution related services.
TP ICAP MARKETS LIMITED	213800NMEZS3MD2IUP33	135 Bishopsgate London United Kingdom EC2M 3TP	5/13/1993	SG SA utilizes this entity for execution related services.

TULLETT PREBON (DUBAI) LIMITED	549300UC2KZTPVNJQC52	PO BOX 506627, Gate Village Building 1, DIFC, Level 1, Suite 107 & 108, United Arab Emirates	5/22/2014	SG SA utilizes this entity for execution related services.
TULLETT PREBON (SECURITIES) LIMITED	549300BMVW85YF9FGN67	25 Old Broad Street, Tower 42, Level 37 London United Kingdom EC2N 1HQ	11/25/2013	SG SA utilizes this entity for execution related services.
TULLETT PREBON FIN SERV LLC	5493002MIGPVI71S2611	200 Vesey Street, 5th Floor, 24th Floor New York USA 10281	07/03/2007	SG SA utilizes this entity for execution related services.
TRADEWEB EU B.V.	724500D4BFEWKWVC1G62	Strawinskylaan 4117 Amsterdam Netherlands 1077 ZX	03/10/2012	SG SA utilizes this entity for execution related services.
TRADEWEB EUROPE LIMITED	2138001WXZQOPMPA3D50	1 Fore Street Avenue London United Kingdom EC2Y 9DT	03/10/2012	SG SA utilizes this entity for execution related services.
TW SEF LLC	5493003NKIZWOQGS5U67	1177 Ave of Americas, Suite 3100, NEW YORK NY, USA 10036	10/02/2013	SG SA utilizes this entity for execution related services.
VANTAGE CAPITAL MARKETS LLP	2138007ZHUXSGBB53N72	70 St Mary Axe London United Kingdom EC3A 8BE	6/23/2014	SG SA utilizes this entity for execution related services.
WALLACHBETH CAPITAL, LLC	549300R371KUKXEXC133	Harborside Financial Center Plaza 5, 185 Hudson Street, Suite 1410 Jersey City USA NJ 07311	01/06/2010	SG SA utilizes this entity for execution related services.

SOCIETE GENERALE

Schedule B of FORM SBSE-A				
Section II - Item 13B		*Business arrangements: list of custodians used by SG SA*		
Organization Name	**UIC**	**Business address**	**Effective Date**	**Brief description of the nature of the execution, trading, custody, clearing or settlement arrangement**
Bank of New York Mellon	HPFHU0OQ28E4N0NFVK49	One Canada square, London E14	10/07/2004	SG SA utilises this entity to custody SG SA's assets.
J.P. Morgan Bank Luxembourg S.A.	7W1GMC6J4KGLBBUSYP52	6 route de Treves L- 2633 Senningerberg, Grand Duchet du Luxembourg	10/29/2018	SG SA utilises this entity to custody SG SA's assets.
Clearstream Banking S.A.	549300OL514RA0SXJJ44	42 J F Kennedy 1855 Luxembourg	10/29/1988	SG SA utilises this entity to custody SG SA's assets.
Euroclear Bank S.A.	549300OZ46BRLZ8Y6F65	1 Boulevard du Roi Albert II, 1210 Brussels, Belgium	12/07/1984	SG SA utilises this entity to custody SG SA's assets.

SOCIETE GENERALE

Schedule B of FORM SBSE-A				
Section II - Item 13B		*Business Arrangements: List of Central Clearing Houses (Derivatives Clearing Organisation) used by SG SA*		
Organization Name	**UIC**	**Business Address**	**Effective date**	**Brief description of the nature of the execution, trading, custody, clearing or settlement arrangement**
ICE CLEAR CREDIT LLC	T33OE4AS4QXXS2TT7X50	1 North End Avenue New York, NY 10282 United States	7/15/2011	SG SA utilises this entity to centrally clear its transactions.
ICE CLEAR EUROPE LIMITED	5R6J7JCQRIPQR1EEP713	Milton Gate, 60 Chiswell Street, London, EC1Y 4SA	4/30/2010	SG SA utilises this entity to centrally clear its transactions.
LCH CLEARNET SA	R1IO4YJ0O79SMWVCHB58	18 rue du Quatre Septembre 75002 Paris, France	03/29/2010	SG SA utilises this entity to centrally clear its transactions.

SOCIETE GENERALE

Schedule F of FORM SBSE-A	
Section II	**Registration With Foreign Financial Regulatory Authorities**
Name of Foreign Financial Regulatory Authority	**Foreign Registration No. (if any):**	**Name of Country**
The French financial markets regulator (AMF)		France
The French prudential control and resolution authority (ACPR)		France
Australian Prudential Regulation Authority (APRA)		Australia
Australian Securities & Investments Commission (ASIC)	Australian Financial Services License Number 511956	Australia
Austrian Financial Market Authority	Bank Identification Number 18150 and Commercial Register Number 173546s	Austria
National Bank of Belgium		Belgium
Federal Financial Supervisory Authority - German BaFin	BaFin-ID 10108265	Germany
Securities and Futures Commission (SFC) of Hong Kong	CE Reference No.: AAL252	Hong Kong
Hong Kong Monetary Authority	AI Code 223856	Hong Kong
Reserve Bank of India	Bom. 40	India
Central Bank of Ireland	C24676	Ireland

Bank of Italy	Codice Meccanografico 3593	Italy
Public authority responsible for regulating the Italian financial markets (CONSOB)		Italy
Financial Services Agency (FSA)	Registration No.: Kanto Zaimu Kyokucyou (Toukin) No. 90	Japan
Central bank of the Netherlands - De Nederlandsche Bank (DNB)	DNB Registration Number B0532	Netherlands
Polish Financial Supervision Authority (PFSA)	KRS 0000099264	Poland
Bank of Korea		Republic of Korea
Monetary Authority of Singapore	A7852	Singapore
The Spanish National Securities Market Commission	Código B.E. 108	Spain
The Swedish Financial Supervisory Authority	FI Reference Number 11676 and Corporate Identification Number 516406-1052	Sweden
Swiss Financial Market Supervisory Authority - FINMA	Registration No. CHE-105.273.103	Switzerland
Financial Supervisory Commission (FSC)	Unified Code 12278156	Taiwan
Banking Bureau		Taiwan
Banking Regulatory and Supervisory Agency (BRSA)	Firm Registration at Istanbul Trade Registry Office 259493	Turkey
Capital Markets Board of Turkey (CMB)		Turkey

Dubai Financial Services Authority	F000416	United Arab Emirates
Financial Conduct Authority	Firm Reference Number (FRN) 124866	United Kingdom
Prudential Regulation Authority (PRA)		United Kingdom